Exhibit 99.1

February 25, 2021

Dear Fellow Stockholders,

Legion Partners Asset Management, LLC (together with its affiliates, “Legion Partners” or “we”) is a long-term stockholder beneficially owning 2,773,946 shares of common stock of OneSpan Inc. (“OneSpan” or the “Company”) (Nasdaq: OSPN), representing approximately 6.8% of the outstanding stock. We have nominated four highly-qualified independent directors for election to the Company’s Board of Directors (the “Board”) at the Company’s 2021 annual meeting of stockholders (the “Annual Meeting”).

We believe the Board’s long-tenured members are stuck in the past and remain attached to OneSpan’s legacy Hardware business, while value creation will best be achieved via a transformation into a cloud-first recurring revenue software company. OneSpan counts over 60 of the top 100 global banks as trusted customers, providing it an enviable base to sell to, as it continues to drive ~30% software-as-a-service (“SaaS”), term license software, and maintenance growth (as best reflected in its Annual Recurring Revenue metric, or “ARR”). We believe the Company’s advanced security software and digital workflow solutions are critical to large financial institutions, as OneSpan’s technology sits at the nexus of mobile and identity security, the most attractive frontier of the cybersecurity industry that now depends on a Zero Trust strategy that OneSpan has embarked upon.

Despite this ongoing substantial underlying value creation in the Company’s Software business, the Board has overseen precipitous share price drops that have caused a persistently low valuation of OneSpan’s stock. Since first investing in OneSpan in April 2018, we have sought for several years to engage privately with the Board and management team to help improve OneSpan’s performance. During this time, the Board has consistently dismissed several ideas to unlock shareholder value – ideas that we believe have widespread support amongst OneSpan’s shareholder base, many of which were detailed in our public letter dated August 18, 2020 following the Company’s Q2 2020 earnings report where the Company was forced to pull full year guidance. These ideas have been focused on conducting a strategic review of the legacy Hardware segment and the eSignature business (OneSpan Sign), enhancing financial disclosures and investor communications, and Board refreshment.

Instead, the Board – led by Chairman John Fox – has largely failed to take any material action towards correcting OneSpan’s depressed valuation, apart from removing former CEO Mr. T. Kendall Hunt as a director in response to our public letter in August 2020, which detailed his questionable stock sales one day prior to the Company’s Q2 2020 earnings release. Unsurprisingly, the incremental additions to the Board, likely made under pressure from us, have not been enough to reverse the severe underperformance of OneSpan’s stock. We believe more substantive change is necessary.

In our view, the time has come for shareholders to #ProtectOneSpan from this Board’s longstanding underperformance by electing strong technology leaders to the Board who will seek to begin a comprehensive strategic review of the Company to determine the best path forward for the Company and all its stakeholders.

Long-Term TSR Underperformance and Undervaluation

The Company’s total shareholder returns have severely lagged its peers and indices over multiple time periods.

	OSPN Relative TSR vs. Major Benchmarks
OSPN vs.	1 Year	2 Year	3 Year	5 Year	10 Year
Direct Software Peers	(129%)	(172%)	(255%)	(360%)	(503%)
Cybersecurity Peers	(77%)	(59%)	(152%)	(256%)	(157%)
ISS Peers	(39%)	(61%)	(155%)	(332%)	(317%)
Russell 3000	2%	7%	7%	(63%)	(46%)
MSCI ACWI/Software Index	(21%)	(42%)	(73%)	(212%)	(292%)
IGV	(31%)	(44%)	(80%)	(217%)	(352%)
NASDAQ	(23%)	(35%)	(38%)	(134%)	(231%)

Source: Capital IQ (as of 12/31/20)
Notes: Direct Software Peers include CRWD, DOCU, DT, NCNO, NET, NICE, OKTA, PING, QLYS, SPLK, VRNS, ZS; Cybersecurity Peers include CHKP, CRWD, CYBR, FEYE, FTNT, MIME, MITK, NET, OKTA, PANW, PFPT, PING, QLYS, RDWR, RPD, SAIL, SCWX, TENB, VRNS, ZS; ISS Peers include AMSWA, ATEN, BL, BNFT, EVBG, FIVN, MODN, PRO, QADA, QLYS, QTWO, RPD, SNCR, SPSC, VRNS, WK, ZIXI; IGV references the iShares Expanded Tech-Software Sector ETF

Without any meaningful changes to Board leadership and corporate strategy, it is no surprise that OneSpan’s valuation continues to trade near the bottom of public cybersecurity peers:

Source: Capital IQ (as of 2/24/21)

We find the Board’s failings to be wholly unacceptable given the state of the Company’s transition and believe dramatic improvements to OneSpan’s strategy and execution – led by a more substantially refreshed Board – are necessary to successfully complete its transition to a cloud-first recurring revenue software Company and implement thoughtful capital allocation.

Long-Tenured Directors Lack Relevant Skillsets

OneSpan’s Board is led by its longest tenured members who have demonstrated consistency in one regard – the inability to take sufficient strategic action towards fixing structural and governance problems that we believe are strongly hampering the Company’s success. These long-tenured directors gained the bulk of their technology “experience” long before the proliferation of cloud computing, and for some, the Internet. It should not be too much to ask that a modern software company’s board should be led and overseen by individuals with modern software experience. Yet the same directors that oversaw former CEO Mr. Hunt’s subpar operational performance for decades are still leading the Board and its key committees today. In particular, Chairman Fox has been a director since April 2005 and not only is Chairman of the full Board, but also chairs the Compensation Committee in addition to being an ex-officio member of the Finance and Strategy Committee.

We believe it would be prudent to install Board members with experience in cloud-first recurring revenue environments – doing so should help the Company further avoid self-inflicted disasters that have become far too common and help complete a successful completion of the transformation. However, despite having less than 2% cumulative ownership in OneSpan, the Board has collectively enabled and prioritized the ongoing concentration of power amongst its longest-tenured and arguably least qualified directors over the welfare of all OneSpan stakeholders. OneSpan customers, employees, and shareholders all deserve better, thus necessitating the replacement of numerous directors immediately.

Board Director and Position	Ownership %	Cloud-First Recurring Revenue Experience	Age	Tenure
Michael P. Cullinane Chair of Audit Committee (since 2001)	0.474%	NO	70	22 Years
John N. Fox, Jr. Chairman of Board (since 2019); Chair of Compensation Committee (since 2006); former Lead Independent Director (2017-2018)	0.275%	NO	77	15 Years
Jean K. Holley Chair of Governance and Nominating Committee (since 2014)	0.286%	NO	61	14 Years
Matthew Moog Independent Director	0.137%	NO	49	8 Years
Marc Boroditsky Independent Director	0.018%	YES	57	1 Year
Marc Zenner Independent Director	0.035%	NO	57	1 Year
Naureen Hassan Independent Director	0.000%	NO	49	<1 Year
Marianne Johnson Independent Director	0.000%	NO	55	<1 Year
Alfred Nietzel Independent Director	0.000%	NO	59	<1 Year
Scott Clements Director; CEO & President	0.348%	NO	57	3 Years

Source: Company Filings, Capital IQ (as of 2/23/21), Legion Partners’ Estimates

Following the publication of our August 18, 2020 letter, we held a (virtual) meeting with CEO Scott Clements on September 15, 2020. Unfortunately, no independent directors chose to attend, and none since have directly communicated with us despite our continued outreach and offers to collaborate on Board refreshment. During that meeting, we were disappointed to learn that no formal transition plan was in place for additional legacy incumbent Board directors to leave the Board. We remain convinced that further accelerated Board refreshment – driven by shareholders and not the Board itself – will help address the Company’s operational, governance and structural issues that we believe are causing the Company’s valuation discount. As we have mentioned on numerous occasions, adding some new directors (though none were put in leadership positions) and removing Mr. Hunt was a start, but certainly not enough given decades of power concentrated with long-tenured directors that possess stale skillsets not sufficiently applicable to the Company’s strategy going forward. As shown below, the Company’s sell-side analysts clearly agree:

“With the vacancy on the Board, OneSpan has the opportunity to add either a SaaS-focused Board member or a shareholder representative. We believe both options will aid in directing the company through the final stages of its transition from hardware to software.”

-	Colliers Research (9/17/20)

Earlier this week and just one day before the Company communicated guidance for 2021 that was poorly received by the market given the 2.6% drop in the stock the next trading day, the Company announced that director Michael Cullinane will be retiring from the Board at the end of his current term which coincides with the Annual Meeting. In the announcement, the Company thanked Mr. Cullinane’s leadership on the Board over his near 23-year tenure, “particularly in his longstanding role of Chairman of the Audit Committee, where he utilized his financial expertise and extensive experience as a public company chief financial officer to help guide the Company.” Mr. Cullinane’s most recent public company role was as the Chief Financial Officer of Divine, Inc. from 1999 to 2003, where he also served as a board director. Divine is widely regarded as one of the most spectacular disasters of the dotcom era. As a prolific acquirer of roughly 30 companies, some of which were in very poor financial health, Divine was ensnared in a variety of scandals which led to multiple lawsuits and a federal grand jury investigation into widescale fraud that allegedly involved Mr. Cullinane. After allegedly misleading investors and employees for years, Divine eventually entered bankruptcy in 2003. This colorful episode occurred during Mr. Cullinane’s tenure on the Board, yet the Board apparently never felt the need to reassess his directorship at any time over 20 years and allowed him to continue serving in an important financial oversight role as Chair of the Audit Committee. We believe his “retirement” is a result of our pressure, and since it appears this Board will only act under pressure, it further highlights its extremely poor governance. Any well-functioning board should have demanded Mr. Cullinane resign long ago and should not have the ability to select his replacement.

Failure to Take Strategic Action

Legion Partners strongly believes that the Company’s legacy Hardware segment imposes a structural impediment to OneSpan’s ability to trade at its fair value in the public markets. The legacy Hardware authenticator token business is in secular decline and the revenue base is shifting towards software-based mobile and identity cybersecurity solutions. The Hardware segment has become difficult for management to predict, contributing to multiple debacles on earnings calls. In our view, the Hardware segment carries inferior gross margins, produces volatile quarterly results, and is perceived to have high customer concentration. This overarching issue is also consistently cited by sell-side analysts as a key risk to owning OSPN shares and was aptly described in BTIG’s initiation report from 3/26/20 (emphasis ours):

“Investment Negative: Hardware Can Create Lumpiness on a Quarterly Basis in the Near-Term

While mgmt. expects hardware to generally decline in the mid-single digits, the line item is by nature lumpy and can be unpredictable. As was the case in F19, there can even be extended periods of hardware resurgences, distorting in-quarter profitability due to lower blended GMs. Moreover, one year’s outperformance becomes the next year’s tough comps. We look no further than F20 to see how a year of hardware outperformance in F19 can meaningfully depress total top-line outlook.

Equally as important as the financial impact of the hardware sales is its impact on investor perception of OneSpan as a software story. Even if investors can agree that hardware has and will decline over time, the optics around hardware staying flat or increasing as a % of revenue y/y can frustrate investors who are eager to move through the software transition. We recommend that investors evaluating OneSpan do so with the expectation that the transition towards software and towards recurring revenue will take time and will not always go in a straight line.”

As the BTIG analyst alluded, Hardware experienced a very difficult 2020 with revenue down nearly 36% year-over-year. Meanwhile, newer private competitors like Yubico have witnessed tremendous success in the hardware authentication space, greatly surpassing OneSpan which was a key player in the market for decades. Yubico has reportedly surpassed $200 million in revenue in 2020 and expects to grow 70% year-over-year in 2021, counting large governments and global banks as customers1. It would be a gross understatement to say that this stands “in contrast” to OneSpan’s Hardware segment performance. While the Company recently announced certain operational restructurings of the Hardware segment, we believe such steps should have been executed years ago, including under the previous management team, and highlight the Board’s strong inertia and lack of effective oversight of inefficiencies in what used to be OneSpan’s sole core business.

We have strongly recommended, privately at first and now publicly, that the Company undertake a strategic review process to monetize the Hardware business. Doing so would immediately transform OneSpan into a pure play software company and likely rerate its shares closer to peer levels. As demonstrated below, the implied valuation of OneSpan’s recurring revenue (SaaS, term licenses and maintenance) trades at an ~80% discount to direct peers:

Source: Capital IQ (as of 2/24/21), Company Filings, Legion Partners’ Estimates

Note: (1) all ARR figures as of most recent quarter reported (as of 2/24/21); (2) Includes pure play security and banking/eSignature software (term licensing and SaaS) peers and excludes security peers with substantial hardware/appliance or perpetual license revenue; (3) For OSPN, assumes 4.0x Enterprise Value (EV) / Revenue for perpetual licensing and professional services and 4.0x EV / EBITDA for Hardware (roughly 1.0x EV / Revenue); remaining EV applied to OSPN ARR for EV / ARR

Average ARR growth for OSPN’s direct software peers is 41%, resulting in an average EV / ARR of 28.6x. Given OneSpan’s overall ARR is growing roughly 30% per annum, with its term license and SaaS ARR growing north of 50% per annum, we conservatively utilized a discounted 13.5x EV / ARR in our valuation analysis below to imply a fair value of OneSpan shares at roughly $43 per share, or nearly 80% higher than current levels.

1 Source: The Hustle

Source: Capital IQ (as of 2/24/21), Company Filings, Legion Partners’ Estimates

With the sale of Hardware, we believe investors will be able to analyze and appropriately value OneSpan’s remaining high-value, high-growth components, unlocking significant shareholder value as outlined above.

Rather than proactively address this structural issue through a strategic review of the Hardware business when its revenue and value were much higher, the Board appears to have done nothing. Not only has the Board apparently refused to hire an independent investment bank to explore a sale of the Hardware segment, we have also been informed that the Board has ignored inbound interest from parties interested in strategic transactions.

It is time for new directors to refresh the Board through more meaningful replacement, regain shareholders’ trust, and push the Board to commence a strategic review of the Hardware segment as well as the entire Company.

Poor Capital Allocation

We have yet to witness the Board’s ability or willingness to develop a sensible capital allocation policy despite having more than 20 years to do so. Over OneSpan’s history as a public company, the Board has overseen and approved a long list of 13 acquisitions, some of which were outright failures. For example, in 2011 the Company acquired DigiNotar. Within 10 months of announcing the acquisition, DigiNotar suffered a severe cyberattack that effectively rendered its certificates useless and forced the subsidiary into bankruptcy, resulting in millions in losses to OneSpan. We fear that total shareholder returns will continue to suffer if this Board is allowed to continue stamping its approval on complex and large acquisitions coupled with a poorly communicated rationale to shareholders.

Given this track record and management’s recent stated interest in buying more companies, we are particularly concerned that the Board will approve another misguided acquisition since the Company is sitting on $115 million of cash. Even more alarming is if this Board somehow manages to sell the Hardware business, it could provide an estimated additional $50 to $100 million of capital, which also would need to be thoughtfully allocated. Without having technical cybersecurity and software M&A specialists on the Board to oversee critical due diligence on any potential target, shareholders may fall victim to this Board’s judgment on another disastrous acquisition.

The Company’s $300 million shelf registration filing in October 2019 also raises significant concern. Upon asking OneSpan’s investor relations contact about the shelf filing, we were given no substantive explanation. Rather, we were met with the puzzling claim that the Board believes the filing was in accordance with “good governance.” In our view, any discussions surrounding the idea of a large capital raise (especially in conjunction with a large acquisition) should not be taken lightly or as a matter of due course. Instead, it should be overseen by a refreshed Board that possesses the necessary skills to assess the risks and benefits and guide such a significant capital allocation decision.

Legion Partners’ Nominees

Our slate consists of highly experienced technologists, operators, executives and investors. We believe these individuals, if elected, would bring unique and diverse perspectives to OneSpan’s Board. Consistent with their fiduciary duties, our nominees would also seek to undertake a comprehensive strategic review of the Company.

We have included brief biographies of our nominees below:

Sarika Garg (age 45)

•	Sarika Garg is currently a strategic advisor to, and the former Chief Strategy Officer of, Tradeshift, the largest business commerce company in the world providing a global commerce SaaS platform that connects and enables payments between buyers and sellers – the company has grown to over 800 employees with offices in 13 countries having attained a private market valuation of $1.1 billion
•	As the former Chief Strategy Officer, Ms. Garg led corporate strategy (organic and inorganic growth, including four acquisitions), brand and product innovation, go-to-market strategy, and marketing & communications
•	Prior to Tradeshift, Ms. Garg spent over a decade at SAP as a top executive within the Office of the CEO with a focus on product innovation and strategy
•	At SAP, Ms. Garg played a leading role in the post-merger integration of the $3.4 billion acquisition of SuccessFactors, focusing on the market launch of the SAP Cloud strategy and portfolio (successfully executed within a record three months of the merger) as well as on enabling the sales teams to reach aggressive Cloud targets
•	In addition, Ms. Garg was tapped to lead product management for Ariba Network following its $4.3 billion acquisition by SAP – in this role she drove over $200 million in revenue as head of Ariba Seller Cloud
•	Ms. Garg is considered a world-renowned expert on SaaS operations, sales and architectures, particularly in the financial technology space, and was featured in the Wall Street Journal and as a speaker at the World Economic Forum in Davos on leadership in the technology industry
•	Ms. Garg was also recognized as one of the Top 50 Women Leaders in SaaS in The Software Report in both 2018 and 2019
•	Since 2018, Ms. Garg has served as a member of the board of directors at Fyle, a private company focused on intelligent expense management within email; she is also a member of the invitation-only Forbes Business Development Council for senior-level sales and business development executives
•	We believe Ms. Garg will bring significant software operational, sales, technology and M&A leadership experience to OneSpan’s Board of Directors

Sagar Gupta (age 33)

•	Sagar Gupta has spent over a decade advising and investing in public technology, media and telecommunications (TMT) companies and currently leads all TMT investing at Legion Partners as a Senior Analyst
•	Prior to joining Legion Partners, Mr. Gupta was an investment analyst at Balyasny Asset Management, a global hedge fund with approximately $9 billion in assets under management, where he focused on long/short TMT equities investments

•	Prior to Balyasny Asset Management, Mr. Gupta was an investment professional at KKR & Co. (NYSE: KKR), a leading global investment firm, where he focused on special situations and private debt investments across all industries
•	Mr. Gupta began his career as an investment banker at UBS, a leading global financial services firm, where he focused on advising TMT companies globally in all matters of capital raising and M&A
•	In addition, Mr. Gupta was a private angel investor in Teachable, a SaaS platform for creators and educators, which was acquired by Hotmart Technology in March 2020 for over $200 million
•	Legion Partners is the second-largest institutional investor in OneSpan – we believe our firm and Mr. Gupta are well-aligned with the broader OneSpan shareholder base which deserves true, independent ownership representation on the Board of Directors
•	We believe Mr. Gupta will bring significant governance, capital markets and investment expertise, particularly in the technology & software space, to the Board

Michael McConnell (age 54)

•	Michael McConnell is a private investor who brings over 20 years of public company non-executive Board, CEO operating and public company investor experience
•	Mr. McConnell is currently an Independent Director on the board of Vonage (Nasdaq: VG), an enterprise communications SaaS company, since 2019
•	Mr. McConnell previously served on the board of SPS Commerce (Nasdaq: SPSC), a leading supply chain SaaS company, from 2018 through 2019
•	During his tenure on the board of SPS Commerce, the company overhauled its sales strategy resulting in significantly higher sales productivity and shareholder value creation
•	Mr. McConnell previously served as chairman of the board of Spark Networks (NYSE: LOV), a global Internet subscription company, from 2014 until the company was sold in 2017; Mr. McConnell also served as Interim Executive Chairman and Chief Executive Officer of Spark Networks during his board tenure
•	Mr. McConnell previously served on the board of Guidance Software (Nasdaq: GUID), a provider of forensic security and risk management applications, from 2016 until the company was sold in 2017
•	Mr. McConnell is currently an independent director at Adacel Technologies (ASX: ADA), a developer of air traffic management systems and technology and has led a significant recent operational turnaround
•	Mr. McConnell is the former Managing Director of Shamrock Capital Advisors, an investment manager of private equity and hedge funds, where he was a member of the Executive Committee and head of the Shamrock Activist Value Fund
•	Mr. McConnell has served on numerous other public and private company boards in the United States, Australia, New Zealand, Israel and Ireland
•	We believe Mr. McConnell will bring extensive executive, operational, board, governance and investment experience, particularly in the technology & software space, to the Board

Rinki Sethi (age 38)

•	Rinki Sethi is the Chief Information Security Officer at Twitter (NYSE: TWTR), a social networking platform
•	Ms. Sethi is an award-winning leader in security innovation with experience leading and developing innovative security infrastructure for Fortune 500 companies including IBM, Walmart.com, Intuit and eBay
•	Ms. Sethi has more than 16 years of experience leading strategy and vision in product security, security operations and security architecture, including previously leading a technical team of over 500 engineers globally and its $500 million budget
•	Ms. Sethi was recognized by CSO Magazine & Executive Women’s Forum with the “One to Watch” award, and in 2010 she led a team at eBay to receive the “Information Security Team of the Year” by SC Magazine

•	In addition, Ms. Sethi recently won an award for Senior Information Security Practitioner by ISC2, the most recognized non-profit security organization
•	Prior to Twitter, Ms. Sethi served as the first Chief Information Security Officer at Rubrik, a private cloud data management company – the company has over 1,400 employees across six global offices having attained a private market valuation of $3.3 billion
•	Prior to Rubrik, Ms. Sethi served as the Enterprise Chief Information Security Officer at IBM (NYSE: IBM), where she was responsible for driving a world-class security operations center as well as identity and access management practice
•	Prior to IBM, Ms. Sethi served as the Vice President of Security Operations & Strategy at Palo Alto Networks (NYSE: PANW), a leading next-generation cybersecurity software company, where she was responsible for creation, coordination and execution of the company’s security strategy
•	In addition, at Palo Alto Networks, Ms. Sethi was deeply involved in the technical M&A due diligence of numerous acquisitions including LightCyber, Secdo and Evident.io
•	Ms. Sethi previously served on the board of directors of WiCyS (Women in Cybersecurity), a non-profit dedicated to recruitment, retention and advancement of women in cybersecurity
•	Ms. Sethi is a member of ISACA, ISC2, SANS, IEEE and Infragard; in addition, she is certified in CISSP (#83820), GIAC GSEC, NSA-IAM, CEH, CISA and from Palo Alto Networks, ASE and ACE

Conclusion

Legion Partners believes many of the structural challenges the Company has struggled with are a direct result of a Board led by long-tenured directors with a lack of relevant skillset needed to lead the transformation of the Company to a modern, pure play software business. While the Company has added new directors over the past two years and caused the long overdue resignations of two long-tenured directors, one of which will not step down until the Annual Meeting, the incremental changes, likely in reaction to our demands for Board change and their anticipation of a negative reaction to the Q4 2020 earnings call, have not be enough to change the base of power in the boardroom and reverse the severe underperformance of OneSpan’s stock.

In our view, the time has come for shareholders to #ProtectOneSpan from this Board’s longstanding underperformance by electing strong technology leaders to the Board who will seek to begin a comprehensive strategic review of the Company to determine the best path forward for the Company and all its stakeholders.

Over the next few months, we look forward to sharing more details about our nominees and plans to #ProtectOneSpan.

Sincerely,

Chris Kiper and Ted White

Legion Partners Asset Management, LLC

* * *

About Legion Partners

Legion Partners is a value-oriented investment manager based in Los Angeles, with a satellite office in Sacramento, CA. Legion Partners seeks to invest in high-quality businesses that are temporarily trading at a discount, utilizing deep fundamental research and long-term shareholder engagement. Legion Partners manages a concentrated portfolio of North American small-cap equities on behalf of some of the world’s largest institutional and HNW investors.

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